UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

                               Buenos Aires, August 17, 2012

Mr. President
Comisión Nacional de Valores
Dr. Alejandro Vanoli
S               /              D

Re:	EDENOR S.A. – Relevant Event – Appointment of a member of the Audit Committee

Dear Sirs,

                We hereby inform you as a relevant event of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), in accordance with applicable regulation, that in the meeting held in August 16, 2012, the Board of Directors of EDENOR appointed current director Mr. Federico Gosman as an Audit Commitee member.

Yours sincerely,

Diego Manuel Allegue
Attorney-in-fact
EDENOR S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 21, 2012